

October 25, 2012

Via E-mail
David Gladstone
Chairman and Chief Executive Officer
Gladstone Land Corporation
1521 Westbranch Drive, Second Floor
McLean, Virginia 22102

> **Re: Gladstone Land Corporation**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 12, 2012**
> **File No. 333-183965**

Dear Mr. Gladstone:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of Prospectus

1.   Please revise the cover page to include only the names of the lead or managing underwriters. See Item 501(b)(8) of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 5. Real Estate and Intangible Assets, page F-15

2.   We note your response to comment 8 in our letter dated October 4, 2012 and are unable to agree with your position that the acquisition of the Keysville Road Farms met the definition of a business acquisition as discussed in ASC Topic 805-10-55-4 through ASC

Topic 805-10-55-9. Please amend your prospectus to reflect the purchase of farmland as an asset acquisition.

Exhibit 5.1 – Draft Legality Opinion

3.   We note that you have assumed the due authorization, execution and delivery of all documents by all parties. Please explain how this assumption is appropriate as it appears overly broad or revise your opinion accordingly.

Exhibit 8.1 – Draft Tax Opinion

4.   We note assumption (ii) on page 2. Please revise here and elsewhere to clarify that you are referring to representations, warranties and statements of officers and employees as to questions of fact or explain to us how this assumption is appropriate.

5.   We note assumption (vii) on page 2. Please explain to us how this assumption is appropriate.

6.   We note the last sentence of the first paragraph on page 3: "This opinion is void and may not be relied upon if any of the representations, warranties, statements and assumptions material to our opinion and upon which we have relied are not accurate and complete in all material respects at all relevant times." Please revise to remove such sentence or tell us why it is appropriate.

7.   We note your statement in the third paragraph on page 3 that the opinion is intended for "those stockholders who acquire their Shares on or before termination of the sale of Shares under the Registration Statement, and may not be relied upon or utilized for any other purpose or by any other person." Please note that it is not appropriate to limit reliance on the opinion and revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Daren DeStefano